Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-128649

November 22, 2006

Prospectus Supplement No. 2

To the Prospectus Dated November 9, 2005

of

EDEN ENERGY CORP.

Relating to

5,134,220 Shares of Common Stock of Eden Energy Corp.

This prospectus supplement supplements our prospectus dated November 9, 2005, relating to the resale by certain selling stockholders of up to 5,134,220 shares of our common stock as follows:

- up to 2,978,000 shares of our common stock which may be issued to certain selling stockholders upon the conversion of principal, or up to 800,000 shares of common stock issued in payment of interest, under the 6% convertible promissory notes;

- up to 980,100 shares of our common stock which may be issued upon the conversion of certain option notes issued in connection with the private placement on August 25, 2005; and

- up to 1,176,120 shares of common stock issuable to certain selling stockholders assuming the exercise of outstanding common Series A share purchase warrants issued in connection with the private placement of the 6% convertible promissory notes. (Includes 87,120 broker’s warrants exercisable under the same terms).

You should read this supplement in conjunction with the prospectus. This supplement is qualified by reference to the prospectus, except to the extent the information in this supplement supersedes the information contained in the prospectus.

SELLING SECURITY HOLDERS

The selling stockholders may offer and sell, from time to time, any or all of the common stock issued to them upon conversion of, or in payment of interest under, the 6% convertible promissory notes, upon conversion of the option notes, or upon exercise of the series A share purchase warrants. Because the selling stockholders may offer all or only some portion of the 5,134,220 shares of common stock to be registered, no estimate can be given as to the amount or percentage of these shares of common stock that will be held by the selling stockholders upon termination of the offering.

The following table sets forth certain information regarding the beneficial ownership of shares of common stock by the selling stockholders as of November 6, 2006, and the number of shares of common stock covered by this prospectus. The number of shares in the table represents an estimate of the number of shares of common stock to be offered by the selling stockholder. With the exception of H.C. Wainwright & Co., Inc., none of the selling stockholders is a broker-dealer, or an affiliate of a broker-dealer to our knowledge.

Name of Selling Stockholder and Position, Office or Material Relationship with Eden	Common Shares Owned by the Selling Security Holders	Number of Shares Issuable Upon Exercise of Conversion or Purchase Rights and forming part of this offering(2)	Total Shares Registered	Number of Shares Owned by Selling Stockholder After Offering and Percent of Total Issued and Outstanding(1)
				# of Shares	% of Class
RAB Special Situations (Master) Fund Ltd.(3)	22,667	2,201,950	2,224,617	Nil	0%
Cranshire Capital LP(4)	Nil	139,039	139,039	Nil	0%
Douglas Campbell Jr.	Nil	111,231	111,231	Nil	0%
SDS Capital Group SPC, Ltd. (5)	15,988	262,089	278,077	Nil	0%
Nite Capital LP(6)	25,233	188,077	213,310	Nil	0%
Omicron Master Trust(7)	Nil	139,071	139,071	Nil	0%
Capital Ventures International(8)	Nil	278,077	278,077	Nil	0%
Crestview Capital Master, LLC(9)	Nil	347,596	347,596	Nil	0%
Double U Master Fund LP(10)	Nil	417,116	417,116	Nil	0%
Iroquois Master Fund Ltd. (11)	Nil	139,039	139,039	Nil	0%
JGB Capital L.P. (12)	6,565	271,512	278,077	Nil	0%
Enable Growth Partners LP(13)	Nil	194,654	194,654	Nil	0%
Enable Opportunity Partners LP(14)	Nil	83,423	83,423	Nil	0%
H.C. Wainwright & Co., Inc. (15)	Nil	40,112	40,112	Nil	0%
John R. Clarke	Nil	15,440	15,440	Nil	0%
Scott F. Koch	Nil	15,440	15,440	Nil	0%
Energy Equities, Inc. (16)	Nil	768	768	Nil	0%
Ocean Equities Ltd. (17)	Nil	15,360	15,360	Nil	0%
Rockmore Investment Master Fund LLC(18)	Nil	57,018	57,018	Nil	0%
Portside Growth and Opportunity Fund (19)	Nil	81,988	81,988	Nil	0%
TOTALS	70,453	4,999,000	5,069,453

(1)            Assumes all of the shares of common stock offered are sold. Based on 42,038,729 common shares issued and outstanding on November 6, 2006.

(2)            Represents common stock that potentially may be issued: (a) upon the conversion of principal, and up to 800,000 shares of common stock issued in payment of interest, under the 6% convertible promissory notes; (b) upon the conversion of the option notes exercisable for a period of 180 days from August 25, 2005; and (c) common stock that may be issued upon the exercise of series A share purchase warrants issued to the holders of the 6% convertible promissory notes and exercisable until August 25, 2008 at an exercise price of $6.00 per share, subject to adjustment in accordance with their terms. Pursuant to the note and warrant purchase agreements entered into between our company and each investor, we have reserved 120% of the number of shares of common stock otherwise issuable under the notes, option notes and warrants to provide for adjustments as may be required under those instruments. See "Description of Securities to be Registered" for further details on the terms of the 6% convertible promissory notes and the related option notes and warrants.

(3)            Ronan Daly, the Director of RAB Special Situations LP the General Partner of RAB Special Situations (Master) Fund Ltd., exercises dispositive and voting power with respect to the shares of common stock that RAB Special Situations (Master) Fund Ltd. owns, or that it may acquire on exercise of the share purchase warrants.

(4)            Mitchell P. Kopin, President of Downsview Capital Inc., the general partner of Cranshire Capital LP, exercises dispositive and voting power with respect to the shares of common stock that Cranshire Capital LP owns, or that it may acquire on exercise of the share purchase warrants.

(5)           SDS Management LLC, the general partner of SDS Capital Group SPC, Ltd., exercises dispositive and voting power with respect to the shares of common stock that SDS Capital Group SPC, Ltd. owns, or that it may acquire on exercise of the share purchase warrants. Steven Derby is the managing member of SDS Management LLC.

(6)            Keith Goodman, Manager of the General Partner of Nite Capital LP, exercises dispositive and voting power with respect to the shares of common stock that Nite Capital LP owns, or that it may acquire on exercise of the share purchase warrants.

(7)            Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of the date of this Prospectus Supplement No. 2, Mr. Olivier H. Morali, an officer of OCI, and Mr. Bruce T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(8)            Heights Capital Management, Inc., the authorized agent of Capital Ventures International ("CVI"), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(9)           Stewart R. Flink, Robert Hoyt and Daniel I. Warsh, the managing partners of Crestview Capital Master, LLC, exercise dispositive and voting power with respect to the shares of common stock that Crestview Capital Master, LLC owns, or that it may acquire on exercise of the share purchase warrants.

(10)          Navigator Management Ltd., the general partner of Double U Master Fund LP, exercises dispositive and voting power with respect to the shares of common stock that Double U Master Fund LP owns, or that it may acquire on exercise of the share purchase warrants.

(11)          Joshua Silverman, Managing Member of Iroquois Master Fund Ltd., exercises dispositive and voting power with respect to the shares of common stock that Iroquois Master Fund Ltd. owns, or that it may acquire on exercise of the share purchase warrants.

(12)          Brett Cohen of JGB Capital L.P., exercises dispositive and voting power with respect to the shares of common stock that JGB Capital L.P. owns, or that it may acquire on exercise of the share purchase warrants.

(13)          Miteh Levine, the Managing Partner of Enable Growth Partners LP, exercises dispositive and voting power with respect to the shares of common stock that Enable Growth Partners LP owns, or that it may acquire on exercise of the share purchase warrants.

(14)          Miteh Levine, the Managing Partner of Enable Opportunity Partners LP, exercises dispositive and voting power with respect to the shares of common stock that Enable Opportunity Partners LP owns, or that it may acquire on exercise of the share purchase warrants.

(15)          H.C. Wainwright & Co., Inc., is a registered broker-dealer. The company issued these warrants to HCW as partial compensation for HCW’s services as placement agent in connection with the transaction, and HCW acquired the HCW warrants in the ordinary course of business. At the time of HCW’s acquisition of the warrants, HCW did not have any agreements, understandings, or arrangements with any persons, either directly or indirectly, to distribute the warrants or shares of common stock underlying the warrants. John Clarke exercises sole dispositive and voting control over all of the securities owned by HCW. By virtue of such control, John Clarke may be deemed to beneficially own the outstanding common stock beneficially owned by HCW.

(16)          David Snow exercises dispositive and voting power with respect to the shares of common stock that Energy Equities, Inc. owns, or that it may acquire on exercise of the share purchase warrants.

(17)          Guy Wilkes, the managing director of Ocean Equities Ltd., exercises dispositive and voting power with respect to the shares of common stock that Ocean Equities Ltd. owns, or that it may acquire on exercise of the share purchase warrants.

(18)          Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of September 30, 2006, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

(19)          Ramius Capital Group, L.L.C. ("Ramius Capital") is the investment adviser of Portside Growth and Opportunity Fund ("Portside") and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, L.L.C. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares purchased in this offering by Portside Growth and Opportunity Fund and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction.

We may require the selling security holders to suspend the sales of the securities offered in the prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CW898541.1